UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GSK plc (the 'Company')
Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Sir Jonathan Symonds
b)	Position/status	Non-Executive Chair
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Purchase of 2,100 Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£14.1720	2,100

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-12-20
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Hal Barron
b)	Position/status	Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Purchase of 458 ADSs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$34.8600	458

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-12-20
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Vishal Sikka
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Purchase of 1,147 ADSs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$34.8600	1,147

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-12-20
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 21, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc